GDEV Inc.
55, Griva Digeni
3101, Limassol
Cyprus

January 7, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dave Edgar Kathleen Collins

Re:	GDEV Inc.
Form 20-F for the Fiscal Year Ended December 31, 2023
Response dated December 17, 2024
File No. 001-40758

To the addressees set forth above:

On behalf of GDEV Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated December 20, 2024 with respect to the Form 20-F for the Fiscal Year Ended December 31, 2023 filed on April 29, 2024 by the Company (the “Form 20-F”). For your convenience, the text of the Staff’s comments is set forth below in bold and italics, followed in each case by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2023

Notes to the Consolidated Financial Statements

Note 4. Accounting judgments, estimates and assumptions

Revenue recognition, page F-28

1.	Please address the following as it relates to your response to prior comment 1:

•	You state you split any virtual currency that has not yet been converted at period end between consumable virtual currency and durable virtual currency to provide a more faithful representation of the expected timing of future revenue recognition. Confirm, if true, that you perform this allocation solely as a means to classify deferred revenue between current and deferred at each period end. If so, revise your disclosures in Note 26 to indicate as such and disclose the amount of deferred revenue related to unconverted currency that was allocated to consumable versus durable goods at each period end. Also, include a discussion of how you estimate such allocations.

Response:

The Company respectfully advises the Staff that it splits unconverted virtual currency into consumable and durable categories primarily as a means to adhere to IFRS 15’s requirement to recognize revenue in a manner consistent with the transfer of control over goods and services in order to ensure a more faithful representation of the expected timing of future revenue recognition. As previously noted, due to the fungible nature of virtual currency, it is impossible for the Company to track whether the virtual currency converted by players into virtual items relates to virtual currency purchased by those players in periods prior to the conversion or virtual currency purchased by those players in the same period as the conversion. Accordingly, for revenue recognition purposes, in order to provide a best estimate for which portion of the unconverted virtual currency existing at period end will eventually be converted into consumable virtual items and which portion will be converted into durable virtual items, the Company uses the actual conversion mix observed in the same period as a proxy for actual future conversions, as it most accurately reflects the current trends in regard to player spending behavior.

The splitting of the unconverted virtual currency at period end into consumable and durable categories allows the Company (i) in respect of unconverted consumable virtual currency, (a) to assess whether recognition of revenue is warranted, depending on a comparison of the period-end position relative to that at the prior period end, and (b) to allocate the unrecognized portion to “current” deferred revenue, and (ii) in respect of unconverted durable virtual currency, to allocate this portion to deferred revenue in accordance with the revenue recognition policies associated with durable virtual items (i.e., over the average playing period of paying users beginning from the date of purchase of the virtual currency, such that a portion is reported as “current” deferred revenue and the remaining portion as “non-current” deferred revenue). Accordingly, while the splitting of unconverted virtual currency into consumable and durable categories necessarily impacts the amounts that the Company will report as “current” deferred revenue and “non-current” deferred revenue at period end, the purpose behind performing the split is not fundamentally designed as a means to classify deferred revenues as either “current” or “non-current.”

For purposes of better transparency, we plan to revise our disclosures in Note 26 as follows:

“Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time and is expected to be recognized over an estimated average playing period of the paying users. The performance obligations for both the virtual currency and the underlying virtual goods (comprising the right to use the virtual items and the maintenance of the digital game environment) have been assessed as highly interrelated and are therefore treated as a single performance obligation under IFRS 15. As a result, for the portion of unconverted currency expected to be used for durable items, revenue is recognized over the average playing period of paying users in our games beginning from the date of the virtual currency purchase. For the portion expected to be converted into consumable items, the unconverted virtual currency balance is included in the deferred revenue balance at the reporting date and recognized at a point in time upon the consumption of the virtual goods. At each period-end, we allocate the balance of unconverted virtual currency between consumable and durable items using the actual conversion mix observed during the reporting period.

The amount of revenue from in-game purchases recognized at a point in time was 86,294 for the year ended December 31, 2023, and 98,613 for the year ended December 31, 2022. The amount of related platform commissions expenses recognized was 14,084 for the year ended December 31, 2023, and 19,912 for the year ended December 31, 2022. At December 31, 2023, unconverted virtual currency included in deferred revenue was 2,758, of which 2,273 was attributed to durable items and 485 to consumable items (December 31, 2022: 5,512, with 4,732 attributed to durable and 780 to consumable).”

•	Confirm, if true, that when a virtual currency converts into a virtual good, you allocate such amount to either consumable or durable goods based on the actual virtual good purchased and account for such good accordingly (i.e. point-in-time vs over-time).

Response:

The Company confirms that once a player converts virtual currency into a virtual good, it allocates the related amount to either consumable or durable goods based on the actual good purchased. Accordingly, if the good is a consumable item, the Company recognizes revenue at a point in time. If the good is durable, the Company recognizes revenue over the average playing period of paying users.

In line with this, all virtual currency purchased within the reporting period is split between consumable or durable items based on the actual conversion mix observed during that period, ensuring the timing of revenue recognition accurately reflects the nature of the goods purchased.

•	You state that no revenue is recognized on the sale of consumable virtual currency until such currency is converted into virtual items. Confirm, if true, that no revenue is recognized on the sale of durable virtual currency until such currency is converted into a durable virtual item. If so, revise your policy disclosures accordingly. Alternatively, explain why you recognize the sale of virtual currency before the actual virtual good is purchased and the specific guidance considered.

Response:

The Company respectfully advises the Staff that the performance obligations for both the virtual currency and the underlying virtual goods – encompassing the right to use the virtual items and the maintenance of the digital game environment – have been assessed as highly interrelated and are therefore treated as a single performance obligation under IFRS 15 (IFRS 15.27-15.30). Consequently, for the portion of unconverted currency which is expected to be converted into durable items, revenue is recognized over the average playing period of paying users in our games, beginning on the date of the virtual currency purchased, as the performance obligation to display a virtual item to the player begins on that date and ends at the end of the expected lifespan. Accordingly, a portion of the revenue is recognized within the reporting period before such currency is actually converted into durable virtual goods.

For example, at December 31, 2023, we had an unconverted virtual currency balance of $2.8 million ($5.5 million at December 31, 2022 and $10.2 million at December 31, 2021), of which $485,000 ($780,000 at December 31, 2022 and $1.5 million at December 31, 2021) was attributable to consumable items and $2.3 million ($4.7 million at December 31, 2022 and $8.7 million at December 31, 2021) was attributable to durable items. The turnover rate of virtual currency in our games is relatively high: for our core game Hero Wars (which contributed at least 90% of our total revenues in each of 2023, 2022 and 2021), the turnover rate of virtual currency was estimated to range from 6 to 13 days (depending on the platform) as of the end of 2023. In comparison, player lifespan for Hero Wars averaged 28 months at December 31, 2023, 28 months at December 31, 2022, and 25 months at December 31, 2021. As a result, approximately $41,000 of the $2.8 million in unconverted virtual currency was recognized as revenue in the reporting period ended December 31, 2023 ($84,000 of $5.5 million for the year ended December 31, 2022 and $174,000 of $10.2 million for the year ended December 31, 2021).

In contrast, for the portion of unconverted virtual currency expected to be converted into consumable items, that balance is included in deferred revenue at period-end and recognized as revenue when the currency is converted.

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We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me by telephone at +35722580040 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer
of GDEV Inc.

cc : (via email)

Andrey Fadeev, Chief Executive Officer, GDEV Inc.
Yulia Dementieva, General Counsel, GDEV Inc.
J. David Stewart, Latham & Watkins LLP
Yoseph Choi, Latham & Watkins LLP